Gina Merritt-Epps, Esq.
Corporate Counsel & Secretary

December 6, 2010

Ronald E. Alper
Staff Attorney
United States Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	South Jersey Industries, Inc.
Form 10-K for Fiscal Year Ended Dec. 31, 2009
Filed March 1, 2010
Proxy Statement on Schedule 14A
Filed March 18, 2010
File No. 001-06364

Dear Mr. Alper:

Thank you for speaking with me today, December 6, 2010. This correspondence confirms your consent to an extension of the deadline to provide the information requested in Mr. Owings’ November 22nd letter. Thank you for consenting to the request. We will provide the information by December 14, 2010.

Sincerely,

/s/Gina Merritt-Epps, Esq.

Corporate Counsel & Secretary